FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25, 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 25, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.
Date:	October 25, 2007	By:	/s/ Tim Score
			Name:	Tim Score
			Title:	Chief Financial Officer

CAMBRIDGE, UK, 25 October 2007—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the third quarter and nine months ended 30 September 2007

Highlights (US GAAP unless otherwise stated)
•	YTD dollar revenues at $384.0m, up 9% on 2006
o	Q3 dollar revenues at $125.6m, up 4% on Q3 2006
•	Strong licensing traction across ARM® processor technology portfolio
o	PD license revenue up 24% YTD
o	Seven Cortex™ family licenses signed in Q3 (including three for the next-generation Cortex processor)
o	500th processor license signed in Q3
•	Continued focus on leading-edge physical IP technology development for long-term value creation
o	Physical IP license revenue $3.8m lower than Q3 2006 at $12.7m
o	Underlying physical IP royalties up 15% sequentially
o	First 45nm SOI physical IP license signed early in Q4
•	Continuing cost discipline
o	Normalised Q3 operating expenses lower for third consecutive quarter at £36.5m (US GAAP £45.5m)
o	Normalised Q3 gross and operating margins at 89.8% and 31.8% (US GAAP 16.9%) respectively
o	FY 2007 normalised operating expenses expected to be less than 2% higher than FY 2006
•	Normalised Q3 EPS up 15% on Q3 2006 at constant currency
•	Record quarterly cash flow generation of £21.1m
o	£33m share buyback in Q3
o	Expected to accelerate further in Q4 in line with year-end net cash target of £50m
o	Net cash balance of £99.3m at end Q3

Outlook
•	Positive outlook for Q4 and beyond due to strong pipeline and demand for new technology
•	Anticipate Q4 revenues will see a meaningful uplift on Q3
o	Healthy and improving licensing pipeline
o	Improving industry environment underpinning royalties
o	Seasonal strength in royalties and Development Systems
o	Higher backlog conversion to revenue in the Physical IP Division
•	Reiterating confidence in achieving FY earnings in line with expectations

Commenting on the results, Warren East, Chief Executive Officer, said:
“Against a backdrop of gradually improving industry conditions, we are pleased to report revenue growth in the first nine months at approximately twice the rate of the industry as a whole. Increasing market penetration of ARM technology into consumer electronic products combined with continuing cost discipline and strong cash flow generation have boosted the operating margin and enabled us to accelerate the share buyback programme.

With strong interest in our latest processor technology, good progress in the development of our leading-edge physical IP and in expectation of a meaningful uplift in Q4 revenues compared to Q3, we look forward to the end of 2007 and the start of 2008 with confidence.”

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 Q3 2007 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	Q3 2007	Q3 2006	% Change	Q3 2007	Q3 2006	% Change
Processor Division (PD)
Licensing	42.4	35.0	+21%	21.5	19.0	+13%
Royalties	42.6	40.3	+6%	21.1	21.4	-1%
Total PD	85.0	75.3	+13%	42.6	40.4	+5%
Physical IP Division (PIPD)
Licensing	12.7	16.5	-23%	6.2	8.9	-30%
Royalties	8.0[1]	9.1[1]	-12%	4.0[1]	4.8[1]	-17%
Total PIPD	20.7	25.6	-19%	10.2	13.7	-26%
Development Systems	12.3	12.1	+2%	6.1	6.5	-6%
Services	7.6	7.7	-1%	3.9	4.2	-7%
Total Revenue	125.6	120.7	+4%	62.8	64.8	-3%
1 Includes catch-up royalties in Q3 2007 of $0.3m (£0.1m) and in Q3 2006 of $0.7m (£0.4m).

YTD 2007 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	YTD 2007	YTD 2006	% Change	YTD 2007	YTD 2006	% Change
PD
Licensing	125.1	100.9	+24%	64.1	56.2	+14%
Royalties	127.7	121.3	+5%	64.3	66.4	-3%
Total PD	252.8	222.2	+14%	128.4	122.6	+5%
PIPD
Licensing	43.6	46.0	-5%	21.9	25.5	-14%
Royalties	23.6[1]	25.4[1]	-7%	11.9[1]	14.0[1]	-15%
Total PIPD	67.2	71.4	-6%	33.8	39.5	-14%
Development Systems	40.0	39.0	+3%	20.2	21.5	-6%
Services	24.0	20.7	+16%	12.4	11.6	+7%
Total Revenue	384.0	353.3	+9%	194.8	195.2
1 Includes catch-up royalties in YTD 2007 of $2.4m (£1.2m) and in YTD 2006 of $2.4m (£1.4m).

Q3 2007 – Financial Summary
£M	US GAAP Normalised*		US GAAP Reported
	Q3 2007	Q3 2006	Q3 2007	Q3 2006
Revenue	62.8¹	64.8	62.8	64.8
Income before income tax	21.3	21.2	12.0	12.6
Operating margin	31.8%	30.1%	16.9%	16.9%
Earnings per share (pence)	1.12	1.12	0.63	0.67
Net cash generation**	21.1	17.9
Effective fx rate ($/£)	2.00	1.86
¹ Equivalent to £67.5m at Q3 2006 effective $/£ rate

YTD 2007 – Financial Summary
£M	US GAAP Normalised*		US GAAP Reported
	YTD 2007	YTD 2006	YTD 2007	YTD 2006
Revenue	194.8¹	195.2	194.8	195.2
Income before income tax	65.4	68.9	36.7	47.7
Operating margin	31.3%	32.6%	16.6%	19.1%
Earnings per share (pence)	3.43	3.61	1.97	2.52
Net cash generation**	46.6	37.0
Effective fx rate ($/£)	1.97	1.81
¹ Equivalent to £212.2 m at YTD 2006 effective $/£ rate

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Current trading and prospects
We anticipate Q4 revenues will see a meaningful uplift on Q3, based primarily on a healthy and improving licensing pipeline, backlog conversion to revenue and momentum in royalties, driven by an improving industry environment, seasonality and further market penetration of ARM technology into consumer electronics products.

Early licensing activity and royalty reports received to date in Q4 are encouraging. As a result, given continuing careful management of costs and assuming the dollar/sterling exchange rate remains broadly at $2/£1, we remain confident of achieving full-year earnings in line with expectations.

CONTACTS:
Fiona Laffan/Pavla Shaw                              Tim Score/Bruce Beckloff
Brunswick                                                    ARM Holdings plc
+44 (0)207 404 5959                                     +44 (0)1628 427800

* Normalised figures are based on US GAAP, adjusted for acquisition-related, share-based remuneration and restructuring charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 6.1 to 6.27.
** Before dividends and share buybacks, net cash flows from share option exercises and acquisition consideration - see notes 6.14 to 6.18.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

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Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2007 were $125.6 million, up 4% on Q3 2006.  Sterling revenues of £62.8 million were down 3% due to a significant weakening of the dollar against sterling ($2.00 in Q3 2007 compared to $1.86 in Q3 2006). At the Q3 2006 effective rate, Q3 2007 sterling revenues would have been £67.5 million.

Year-to-date dollar revenues in 2007 amounted to $384.0 million, up 9% on 2006.

License revenues
Total dollar license revenues in Q3 2007 grew by 7% to $55.1 million, representing 44% of group revenues, compared to $51.5 million in Q3 2006. License revenues comprised $42.4 million from PD and $12.7 million from PIPD.

Year-to-date dollar license revenues amounted to $168.7 million, up 15% on 2006.

Royalty revenues
Total dollar royalty revenues in Q3 2007 were up 2% at $50.6 million, representing 40% of group revenues, compared to $49.4 million in Q3 2006. Royalties were up 7% sequentially, reflecting the gradual unwinding of the inventory correction in the industry and generally higher foundry utilisation levels. Royalty revenues comprised $42.6 million from PD and $8.0 million from PIPD (including $0.3 million of “catch-up” royalties). Underlying royalties of $7.7 million for PIPD were up 15% sequentially, consistent with higher foundry utilisation levels.

Year-to-date dollar royalty revenues amounted to $151.3 million, up 3% on 2006.

Development Systems and Service revenues
Sales of development systems in Q3 2007 were up 2% to $12.3 million, representing 10% of group revenues, compared to $12.1 million in Q3 2006. Consistent with previous years, development system revenues decreased sequentially in the third quarter due to seasonality and are expected to benefit from the normal seasonal pick-up in Q4.

Service revenues in Q3 2007 were down 1% year-on-year at $7.6 million, representing 6% of group revenues, compared to $7.7 million in Q3 2006.

Year-to-date development systems revenues were $40.0 million, up 3% on 2006. Service revenues were up by 16% to $24.0 million.

Gross margins
Gross margins in Q3 2007, excluding stock-based compensation charges of £0.3 million (see below), were 89.8% compared to 87.7% in Q3 2006.

Year-to-date gross margins, excluding stock-based compensation charges of £0.8 million, were 89.7% compared to 88.6% in 2006.

Operating expenses and operating margin
Total operating expenses in Q3 2007 were £45.5 million (Q3 2006: £45.7 million) including amortisation of intangible assets and other acquisition-related charges of £4.8 million (Q3 2006: £4.6 million) and £4.1 million (Q3 2006: £3.7 million) in relation to stock-based compensation charges. The total stock-based compensation charges of £4.4 million in Q3 2007 are included within cost of revenues (£0.3 million), research and development (£2.5 million), sales and marketing (£0.9 million) and general and administrative (£0.7 million). Normalised Q3 and year-to-date income statements for 2007 and 2006 are included in notes 6.24 to 6.27 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

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Operating expenses (excluding acquisition-related, stock-based compensation and restructuring charges) in Q3 2007 were £36.5 million compared to £37.8 million in Q2 2007 and £37.4 million in Q3 2006. This represents the third consecutive quarter of sequential reduction in operating expenses, as the current year cost impact of the increased headcount through 2006 is more than offset by the benefits of re-balancing the group’s resources between higher and lower cost areas (see People section below) and general rigorous management of operating expenses.

Normalised research and development expenses were £14.8 million in Q3 2007, representing 24% of revenues, compared to £15.5 million in Q2 2007 and £15.5 million in Q3 2006. Normalised sales and marketing costs in Q3 2007 were £10.3 million, representing 16% of revenues, compared to £10.5 million in Q2 2007 and £10.0 million in Q3 2006. Normalised general and administrative expenses in Q3 2007 were £11.4 million, representing 18% of revenues, compared to £11.9 million in Q2 2007 and £11.9 million in Q3 2006.

Normalised operating margin in Q3 2007 was 31.8% (6.1) compared to 32.0% (6.2) in Q2 2007 and 30.1% (6.3) in Q3 2006. Operating margins in Q3 2007 were higher than Q3 2006 despite an 8% weakening of the US dollar against sterling. At constant currencies, using the Q3 2006 effective rate of $1.86/£1, the operating margin for Q3 2007 would have been approximately 34%.

Total operating expenses for the first nine months of 2007 were £141.5 million, including acquisition-related, stock-based compensation and restructuring charges of £14.7 million, £12.3 million and £0.9 million respectively. Excluding these charges, operating expenses for the first nine months were £113.6 million, compared to £109.3 million in 2006, an increase of 4%. Full-year operating expenses in 2007 are expected to be less than 2% higher than the £150.1 million reported in 2006. Operating expenses in 2008 are expected to increase by a more typical 5-10% year-on-year.

Normalised operating margin in the first nine months of 2007 was 31.3% (6.4) compared to 32.6% (6.5) in 2006.

Earnings and taxation
Income before income tax in Q3 2007 was £12.0 million compared to £12.6 million in Q3 2006. After adjusting for acquisition-related, stock-based compensation and restructuring charges, normalised income before income tax in Q3 2007 was £21.3 million(6.6) compared to £21.2 million (6.8) in Q3 2006.  The group’s effective tax rate under US GAAP for the full-year 2007 is expected to be in the range 26-27%, reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan® acquisition.

In Q3 2007, fully diluted earnings per share prepared under US GAAP were 0.63 pence (3.8 cents per ADS****) compared to earnings per share of 0.67 pence (3.8 cents per ADS****) in Q3 2006. Normalised fully diluted earnings per share in Q3 2007 were 1.12 pence (6.19) per share (6.8 cents per ADS****) compared to 1.12 pence (6.21) (6.3 cents per ADS****) in Q3 2006.

Balance sheet
Intangible assets at 30 September 2007 were £379.1 million, comprising goodwill of £336.0 million and other intangible assets of £43.1 million, compared to £341.0 million and £48.1 million respectively at 30 June 2007.

Total accounts receivable were £65.0 million at 30 September 2007, comprising £37.6 million of trade receivables and £27.4 million of amounts recoverable on contracts, compared to £75.0 million at 30 June 2007, comprising £44.2 million of trade receivables and £30.8 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 39 at 30 September 2007 compared to 51 at 30 June 2007.

Cash flow, share buyback programme and interim dividend
Net cash at 30 September 2007 was £99.3 (6.11) million compared to £108.9 (6.12) million at 30 June 2007. Normalised cash generation in Q3 2007 was £21.1 million (6.14).

During the quarter, £33.3 million of cash was returned to shareholders, an increase of 30% on Q2 2007, through the purchase of 23 million own shares. It is anticipated that the buyback programme will resume after the

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announcement of these results and will be accelerated further in Q4 2007, consistent with achieving the previously- reported year-end target net cash balance of £50 million.

Operating review

Backlog
Having achieved record bookings for the seasonally slower third quarter, group order backlog at the end of Q3 was slightly lower than at the end of Q2. The licensing pipeline as we enter Q4 comprises a healthy mix of ARM’s newest and more mature technologies.

PD Licensing – Equipping the Leading Semiconductor Companies with ARM Processor IP
ARM signed 17 processor licenses in Q3, including its 500th license in total.  The quarter was characterised by strong take-up of our latest technology with seven additional Cortex family licenses and the fourth license for the Mali™ graphics processor being signed.  Seven new companies licensed ARM processor technology for the first time.

ARM announced its next-generation processor, the Cortex-A9, at the ARM Developer Conference in October. Customer interest in this market-leading technology is significant, illustrated by NEC Electronics, NVIDIA, ST Microelectronics and Texas Instruments having already signed licenses as early lead partners for the product. The Cortex-A9 processor incorporates numerous efficiency improvements over previous processors with its new multiprocessing capability enabling significantly enhanced processing and power utilisation performance.

Q3 2007 and Cumulative PD Licensing Analysis
	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7											151
ARM9			3						3	6	233
ARM11	1									1	58
Cortex-M3	1			1						2	11
Cortex-R4		1								1	10
Cortex-A8					1					1	9
Cortex-A9	1	2								3	4
Mali				1						1	4
Other								1	1	2	28
									Total	17	508
U: Upgrade     D: Derivative     N: New

PD Royalties – Broadening the Usage of ARM Processor IP
PD unit shipments in Q2 (our partners report royalties one quarter in arrears) increased 7% sequentially and 12% versus Q3 2006 to 694 million units. ARM9™ family shipments increased to 43% of total units, including 20% relating to ARM926EJ-S™ processor shipments. ARM11™ family shipments now comprise just under 2% of total shipments.

ARM royalties for Q3 were consistent with the results seen by our partners in Q2, reflecting the early stages of the unwinding of the semiconductor inventory correction which began in Q3 2006. The proportion of shipments into the mobile and non-mobile segments remained broadly consistent with shipments in Q1 at 67% and 33% respectively. We continue to see strength in our embedded segment, rising to 12% of shipments in the quarter, in part due to the continued significant growth in MCU shipments. The ARM partnership shipped more than 2.5 times the number of ARM technology-based MCUs in Q2 2007 compared to Q2 2006.

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In Q4, we expect royalty revenues to benefit from the improving semiconductor cycle, the usual seasonal uptick ahead of the holiday season, an increase in the number of ARM cores per handset as shipments of smartphones continue to gather momentum and the continued rapid growth of ARM technology-based MCU shipments.

PIPD Licensing – Extending the IP Outsourcing Model to ARM Physical IP
PIPD license revenue in Q3 2007 was lower at $12.7 million compared to $14.0 million in Q2 2007 and $16.5 million in Q3 2006. As in Q2 2007, conversion of order backlog into revenue was lower than expected in Q3 as a higher proportion of the physical IP engineering effort continued to be deployed on the development of customer-driven, leading-edge technology. The conversion of backlog to revenue is expected to be higher in Q4 following completion of specific customer requirements in Q3.

ARM signed two licenses in Q3 for earlier generation physical IP technology (one at 65nm and one at 130nm process nodes) with top 20 integrated device manufacturing companies (‘IDMs’). These licenses are significant for two reasons. Firstly, they are indicative of growing demand for ARM physical IP by industry-leading IDMs, beyond the traditional PIPD foundry customer base. Secondly, they represent continued demand for ARM physical IP across the technology nodes, complementing our customers’ in-house physical IP design activities.

We have also seen a growing demand for our silicon on insulator (‘SOI’) physical IP products. In Q3, we signed our second license for SOI physical IP at the 180nm process node and early in Q4 we signed our first 45nm SOI physical IP license, marking the first 45nm SOI physical IP to be provided by an independent provider of physical IP.

PIPD Royalties – Broadening the Usage of ARM Physical IP
Underlying PIPD royalties were strong in Q3 2007, increasing 15% sequentially.  As foundry utilisation and foundry revenues have continued to improve in Q3, we would expect to see sequential improvement in the underlying royalties reported for PIPD in Q4 2007.

People
At 30 September 2007, ARM had 1,735 full-time employees, a net increase of 76 since the start of the year. Year-to-date headcount has increased by 100 in India and China and decreased by 24 in ROW, illustrating the ongoing regional re-balancing of ARM’s resources. At the end of Q3, the group had 658 employees based in the UK, 531 in the US, 188 in Continental Europe, 289 in India and 69 in the Asia Pacific region.

Legal matters
ARM is involved in ongoing litigation proceedings with Nazomi Communications, Inc. and Technology Properties Limited, Inc. In both cases, a district court has found in favour of ARM and both cases are now pending before the Court of Appeals for the Federal Circuit. Details are set out in the 2006 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 11 April 2007. Based on independent legal advice, ARM does not expect any significant liability to arise in respect of these proceedings.

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ARM Holdings plc
Third Quarter and Nine Months Results – US GAAP

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	30 September	30 September	30 September	30 September
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	58,914	60,598	182,429	183,612
Service revenues	3,879	4,248	12,388	11,598
Total revenues	62,793	64,846	194,817	195,210

Cost of revenues
Product costs	(5,004)	(6,614)	(16,063)	(18,223)
Service costs	(1,639)	(1,613)	(4,865)	(4,775)
Total cost of revenues	(6,643)	(8,227)	(20,928)	(22,998)

Gross profit	56,150	56,619	173,889	172,212

Research and development	(17,534)	(17,729)	(54,991)	(52,630)
Sales and marketing	(11,271)	(10,760)	(34,607)	(31,560)
General and administrative	(12,086)	(12,536)	(37,207)	(36,454)
Restructuring costs	(85)	-	(899)	-
Amortization of intangibles purchased through business combination	(4,562)	(4,645)	(13,829)	(14,318)
Total operating expenses	(45,538)	(45,670)	(141,533)	(134,962)

Income from operations	10,612	10,949	32,356	37,250
Interest	1,378	1,685	4,355	5,177
Profit on disposal of available-for-sale security	-	-	-	5,270

Income before income tax	11,990	12,634	36,711	47,697
Provision for income taxes	(3,431)	(3,243)	(9,728)	(12,150)

Net income	8,559	9,391	26,983	35,547

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,362,614	1,395,642	1,372,841	1,410,123
Earnings per share – pence	0.6	0.7	2.0	2.5
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	454,205	465,214	457,614	470,041
Earnings per ADS – cents	3.8	3.8	12.0	14.1

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ARM Holdings plc
Consolidated balance sheet - US GAAP

	30 September	31 December
	2007	2006
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	90,291	90,743
Short-term investments	232	18,600
Marketable securities	8,761	19,151
Accounts receivable, net of allowance of
£1,807,000 in 2007 and £2,556,000 in 2006	65,016	69,552
Inventory: finished goods	2,277	1,933
Income taxes receivable	5,810	5,761
Prepaid expenses and other assets	16,902	12,668
Total current assets	189,289	218,408

Deferred income taxes	12,420	9,872
Prepaid expenses and other assets	1,068	1,328
Property and equipment, net	11,692	13,970
Goodwill	336,051	349,243
Other intangible assets	43,094	56,027
Investments	5,302	3,855
Total assets	598,916	652,703

Liabilities and shareholders’ equity
Accounts payable	1,661	1,826
Income taxes payable	12,275	5,572
Personnel taxes	2,788	1,408
Accrued liabilities	22,781	33,021
Deferred revenue	31,077	31,485
Dividends payable	10,534	-
Total current liabilities	81,116	73,312

Deferred income taxes	2,830	4,744
Total liabilities	83,946	78,056

Shareholders’ equity
Ordinary shares	672	695
Additional paid-in capital	362,559	446,005
Treasury stock, at cost	(45,954)	(58,245)
Retained earnings	227,540	197,874
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax asset of £539,000 (2006: £231,000)	(451)	394
Cumulative translation adjustment	(29,396)	(12,076)
Total shareholders’ equity	514,970	574,647

Total liabilities and shareholders’ equity	598,916	652,703

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 Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 30 September 2007 and 31 December 2006 and income statements for the periods ended 30 September 2007 and 30 September 2006, together with related notes. In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2006, except in relation to accounting for sabbatical leave following the adoption of EITF 06-2 on 1 January 2007, whereby the related costs are now accrued over the requisite service period.

(2) Share-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 30 September 2007 are share-based compensation charges of £4.4 million:  £0.3 million in cost of revenues, £2.5 million in research and development costs, £0.9 million in sales and marketing costs and £0.7 million in general and administrative costs.

 (3) Accounts receivable
Included within accounts receivable at 30 September 2007 are £27.4 million (30 June 2007: £30.8 million; 31 December 2006: £23.8 million) of amounts recoverable on contracts.

 (4) Consolidated statement of changes in shareholders’ equity (US GAAP)
	Share capital £’000	Additional paid-in capital £’000	Treasury stock £’000	Retained earnings £’000	Unrealized holding gain £’000	Cumulative translation adjustment £’000	Total £’000

At 1 January 2007	695	446,005	(58,245)	197,874	394	(12,076)	574,647
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Net income	-	-	-	26,983	-	-	26,983
Dividends	-	-	-	(18,547)	-	-	(18,547)
Cumulative effect as a result of adopting EITF 06-2, net of tax*	-	-	-	(2,278)	-	-	(2,278)
Tax effect of option exercises	-	1,068	-	-	-	-	1,068
Amortization of deferred compensation	-	11,707	-	-	-	-	11,707
Conversion of liability award to equity award	-	1,396	-	-	-	-	1,396
Issuance of shares from treasury	-	-	25,245	(13,602)	-	-	11,643
Purchase of own shares	-	-	(78,993)	-	-	-	(78,993)
Cancellation of shares	(28)	-	66,039	(66,011)	-	-	-
Cancellation of share premium account	-	(103,121)	-	103,121	-	-	-
Other comprehensive income: Unrealized holding losses on available-for-sale securities (net of tax benefit of £308,000)	-	-	-	-	(845)	-	(845)
Currency translation adjustment	-	-	-	-	-	(17,320)	(17,320)
At 30 September 2007	672	362,559	(45,954)	227,540	(451)	(29,396)	514,970

* In accordance with EITF 06-2, the cumulative provision for employee sabbatical leave as at 1 January 2007 is charged directly to retained earnings

(5) Consolidated statement of comprehensive income (US GAAP)

	Q3 2007 £’000	Q2 2007 £’000	Q3 2006 £’000	9M 2007 £’000	9M 2006 £’000

Net income	8,559	8,847	9,391	26,983	35,547
Realized gain on available-for-sale security, net of tax	-	-	-	-	(2,375)
Unrealized holding losses on available-for-sale security, net of tax	(470)	(145)	346	(845)	(934)
Currency translation adjustment	(5,870)	(10,523)	(5,049)	(17,320)	(42,838)

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Total comprehensive income / (loss)	2,219	(1,821)	4,688	8,818	(10,600)

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, stock-based compensation and restructuring charges and profit on disposal of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(6.1)	(6.2)	(6.3)	(6.4)	(6.5)
	Q3 2007	Q2 2007	Q3 2006	9M 2007	9M 2006

Income from operations (US GAAP)	10,612	10,500	10,949	32,356	37,250
Restructuring costs	85	814	-	899	-
Acquisition-related charge – amortization of intangibles	4,562	4,612	4,645	13,829	14,318
Acquisition-related charge – other payments	272	209	-	878	-
Stock-based compensation and related payroll taxes	4,432	4,807	3,904	13,111	12,115
Normalised income from operations	19,963	20,942	19,498	61,073	63,683
As % of revenue	31.8%	32.0%	30.1%	31.3%	32.6%

	(6.6)	(6.7)	(6.8)	(6.9)	(6.10)
	Q3 2007	Q2 2007	Q3 2006	9M 2007	9M 2006

Income before income tax (US GAAP)	11,990	12,020	12,634	36,711	47,697
Restructuring costs	85	814	-	899	-
Acquisition-related charge – amortization of intangibles	4,562	4,612	4,645	13,829	14,318
Acquisition-related charge – other payments	272	209	-	878	-
Stock-based compensation and related payroll taxes	4,432	4,807	3,904	13,111	12,115
Profit on sale of available-for-sale investment	-	-	-	-	(5,270)
Normalised income before income tax	21,341	22,462	21,183	65,428	68,860

	(6.11)	(6.12)	(6.13)
	30 September 2007	30 June 2007	31 December 2006

Cash and cash equivalents	90,291	92,924	90,743
Short-term investments	232	5,273	18,600
Short-term marketable securities	8,761	10,741	19,151
Normalised cash	99,284	108,938	128,494

	(6.14)	(6.15)	(6.16)	(6.17)	(6.18)
	Q3 2007	Q2 2007	Q3 2006	9M 2007	9M 2006

Normalised cash at end of period (as above)	99,284	108,938	147,419	99,284	147,419
Less: Normalised cash at beginning of period	(108,938)	(126,781)	(148,806)	(128,494)	(160,902)
Add back: Cash outflow from acquisitions (net of cash acquired)	2,607	689	16	5,914	13,965
Add back: Cash outflow from payment of dividends	-	8,013	-	8,013	6,918
Add back: Cash outflow from purchase of own shares	33,257	25,577	21,593	78,993	50,679
Less: Cash inflow from exercise of share options	(5,157)	(6,486)	(2,352)	(17,152)	(15,511)
Less: Cash inflow from sale of available-for-sale investments	-	-	-	-	(5,567)
Normalised cash generation	21,053	9,950	17,870	46,558	37,001

	(6.19)	(6.20)	(6.21)	(6.22)	(6.23)
	Q3 2007	Q2 2007	Q3 2006	9M 2007	9M 2006

Net income (US GAAP)	8,559	8,847	9,391	26,983	35,547
Restructuring costs	85	814	-	899	-
Acquisition-related charge – amortization of intangibles	4,562	4,612	4,645	13,829	14,318
Acquisition-related charge – other payments	272	209	-	878	-
Stock-based compensation and related payroll taxes	4,432	4,807	3,904	13,111	12,115
Profit on sale of available-for-sale investment	-	-	-	-	(5,270)
Estimated tax impact of above charges	(2,687)	(3,058)	(2,375)	(8,595)	(5,810)
Normalised net income	15,223	16,231	15,565	47,105	50,900
Dilutive shares (‘000)	1,362,614	1,374,410	1,395,642	1,372,841	1,410,123
Normalised diluted EPS	1.12p	1.18p	1.12p	3.43p	3.61p

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(6.24) Normalised income statement for Q3 2007
	Normalised	Stock-based compensation	Intangible amortization	Other acquisition related charges	Restructuring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	58,914	-	-	-	-	58,914
Service revenues	3,879	-	-	-	-	3,879
Total revenues	62,793	-	-	-	-	62,793

Cost of revenues
Product costs	(5,004)	-	-	-	-	(5,004)
Service costs	(1,373)	(266)	-	-	-	(1,639)
Total cost of revenues	(6,377)	(266)	-	-	-	(6,643)

Gross profit	56,416	(266)	-	-	-	56,150

Research and development	(14,764)	(2,572)	-	(198)	-	(17,534)
Sales and marketing	(10,319)	(886)	-	(66)	-	(11,271)
General and administrative	(11,370)	(708)	-	(8)	-	(12,086)
Restructuring costs	-	-	-	-	(85)	(85)
Amortization of intangibles purchased through business combination	-	-	(4,562)	-	-	(4,562)
Total operating expenses	(36,453)	(4,166)	(4,562)	(272)	(85)	(45,538)

Income from operations	19,963	(4,432)	(4,562)	(272)	(85)	10,612
Interest	1,378	-	-	-	-	1,378

Income before income tax	21,341	(4,432)	(4,562)	(272)	(85)	11,990
Provision for income taxes	(6,118)	794	1,759	100	34	(3,431)

Net income	15,223	(3,638)	(2,803)	(172)	(51)	8,559

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,362,614					1,362,614
Earnings per share – pence	1.12					0.63
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	454,205					454,205
Earnings per ADS – cents	6.83					3.84

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(6.25) Normalised income statement for Q3 2006
	Normalised	Stock-based compensation	Intangible amortization	US GAAP
	£’000	£’000	£’000	£’000
Revenues
Product revenues	60,598	-	-	60,598
Service revenues	4,248	-	-	4,248
Total revenues	64,846	-	-	64,846

Cost of revenues
Product costs	(6,614)	-	-	(6,614)
Service costs	(1,379)	(234)	-	(1,613)
Total cost of revenues	(7,993)	(234)	-	(8,227)

Gross profit	56,853	(234)	-	56,619

Research and development	(15,464)	(2,265)	-	(17,729)
Sales and marketing	(9,979)	(781)	-	(10,760)
General and administrative	(11,912)	(624)	-	(12,536)
Amortization of intangibles purchased through business combination	-	-	(4,645)	(4,645)
Total operating expenses	(37,355)	(3,670)	(4,645)	(45,670)

Income from operations	19,498	(3,904)	(4,645)	10,949
Interest	1,685	-	-	1,685

Income before income tax	21,183	(3,904)	(4,645)	12,634
Provision for income taxes	(5,618)	588	1,787	(3,243)

Net income	15,565	(3,316)	(2,858)	9,391

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,395,642			1,395,642
Earnings per share – pence	1.12			0.67
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	465,214			465,214
Earnings per ADS – cents	6.25			3.77

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 (6.26) Normalised income statement for 9M 2007
	Normalised	Stock-based compensation	Intangible amortization	Other acquisition related charges	Restructuring charges	US GAAP
	£’000	£’000	£’000	£’000	£’000	£’000
Revenues
Product revenues	182,429	-	-	-	-	182,429
Service revenues	12,388	-	-	-	-	12,388
Total revenues	194,817	-	-	-	-	194,817

Cost of revenues
Product costs	(16,063)	-	-	-	-	(16,063)
Service costs	(4,082)	(783)	-	-	-	(4,865)
Total cost of revenues	(20,145)	(783)	-	-	-	(20,928)

Gross profit	174,672	(783)	-	-	-	173,889

Research and development	(46,822)	(7,614)	-	(555)	-	(54,991)
Sales and marketing	(31,923)	(2,618)	-	(66)	-	(34,607)
General and administrative	(34,854)	(2,096)	-	(257)	-	(37,207)
Restructuring costs	-	-	-	-	(899)	(899)
Amortization of intangibles purchased through business combination	-	-	(13,829)	-	-	(13,829)
Total operating expenses	(113,599)	(12,328)	(13,829)	(878)	(899)	(141,533)

Income from operations	61,073	(13,111)	(13,829)	(878)	(899)	32,356
Interest	4,355	-	-	-	-	4,355

Income before income tax	65,428	(13,111)	(13,829)	(878)	(899)	36,711
Provision for income taxes	(18,323)	2,619	5,333	283	360	(9,728)

Net income	47,105	(10,492)	(8,496)	(595)	(539)	26,983

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,372,841					1,372,841
Earnings per share – pence	3.43					1.97
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	457,614					457,614
Earnings per ADS – cents	20.97					12.01

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(6.27) Normalised income statement for 9M 2006
	Normalised	Stock-based compensation	Intangible amortization	Investment disposal	US GAAP
	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	183,612	-	-	-	183,612
Service revenues	11,598	-	-	-	11,598
Total revenues	195,210	-	-	-	195,210

Cost of revenues
Product costs	(18,223)	-	-	-	(18,223)
Service costs	(4,048)	(727)	-	-	(4,775)
Total cost of revenues	(22,271)	(727)	-	-	(22,998)

Gross profit	172,939	(727)	-	-	172,212

Research and development	(45,603)	(7,027)	-	-	(52,630)
Sales and marketing	(29,137)	(2,423)	-	-	(31,560)
General and administrative	(34,516)	(1,938)	-	-	(36,454)
Amortization of intangibles purchased through business combination	-	-	(14,318)	-	(14,318)
Total operating expenses	(109,256)	(11,388)	(14,318)	-	(134,962)

Income from operations	63,683	(12,115)	(14,318)	-	37,250
Interest	5,177	-	-	-	5,177
Profit on disposal of available-for-sale investment	-	-	-	5,270	5,270

Income before income tax	68,860	(12,115)	(14,318)	5,270	47,697
Provision for income taxes	(17,960)	1,876	5,397	(1,463)	(12,150)

Net income	50,900	(10,239)	(8,921)	3,807	35,547

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,410,123				1,410,123
Earnings per share – pence	3.61				2.52
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	470,041				470,041
Earnings per ADS – cents	20.23				14.13

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Note
The results shown for Q3 2007, Q3 2006, YTD 2007 and YTD 2006 are unaudited. The results shown for FY 2006 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2006, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q3 2007 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2006 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2006.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at  www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at  http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM9, ARM926EJ-S, ARM11, Cortex and  Mali are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Germany GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd., Keil Elektronik GmbH, and ARM Norway AS.

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